Filed Pursuant to Rule 433

Registration Statement No. 333-296678

Free Writing Prospectus

On June 10, 2026, Swarmer, Inc (the “Company”) filed its Registration Statement on Form S-1 (File No. 333-296678) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). Before you invest, you should read the preliminary prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. The Registration Statement and the preliminary prospectus relating to the proposed offering may be accessed through the SEC’s website at www.sec.gov.

Swarmer Publishes Letter From Its Chairman, Erik Prince, Outlining Strategy

AUSTIN, Texas, June 11, 2026 (GLOBE NEWSWIRE) -- Swarmer, Inc (“Swarmer”) (NASDAQ: SWMR), a drone autonomy software company which has supported more than 100,000 real-world combat missions in Ukraine since April 2024, today issued a letter from its Chairman, Erik Prince.

Dear Shareholders,

I am writing this letter after returning from five days on the ground in Ukraine, where I visited some of the most innovative defense technology companies operating anywhere in the world today. These are not companies building to a specification or a procurement cycle. They are building to survive testing their assumptions daily against real adversaries, iterating in hours rather than years, and producing results that are redefining what effective defense looks like. That experience deepened my conviction in everything that follows.

The broader geopolitical backdrop has never made this mission more urgent. As the United States moves to seize and redirect billions in frozen Iranian assets and as conflicts from Eastern Europe to the Gulf continue to accelerate demand for sovereign, affordable defense capability, the window for companies like Swarmer to establish themselves as the platform of record for battlefield-proven technology is opening fast.

Since becoming Chairman of Swarmer, I have become increasingly convinced that the company’s opportunity extends well beyond its current software platform. While Swarmer’s autonomy and battlefield management technologies remain at the core of our business, our broader objective is to build a platform company that can identify, acquire, partner with, and help scale innovative defense and security technology companies whose products have been battlefield tested and proven effective under demanding operational conditions.

Many also face a strategic dilemma. While their businesses may be experiencing strong momentum today, they recognize that when the war ends, demand within Ukraine could change significantly, creating concentration and market risk. By providing capital, strategic support, access to international customers, and a pathway into new markets, we believe Swarmer can help these entrepreneurs diversify their businesses beyond a single geography. In turn, this can give founders greater confidence to continue investing, hiring, and innovating within Ukraine today, knowing they have a credible path toward long-term global growth.

Importantly, many of these discussions are not new. We continue to build a pipeline of potential acquisitions, partnerships, and strategic relationships that we believe can accelerate growth and create long-term shareholder value. We are currently seeing strong momentum with several of these opportunities and, while there can be no assurance that any particular transaction will be completed, we hope to provide shareholders with additional color on our progress in the coming weeks. To support this objective, we recently filed a Form S-1 to register the resale of up to 3 million shares of common stock. There are three important points I would like to emphasize:

First, this filing simply registers for resale shares that the Board may elect to sell to a single investor over time pursuant to an equity facility. It is not a single offering, and no decision has been made regarding the timing, amount, or pace of any future sales. This instrument provides flexibility should attractive opportunities emerge.

Second, the structure allows shares to be sold at prevailing market prices, subject to a modest 2% discount. We believe this represents one of the lowest-cost sources of growth capital available to the company while allowing us to raise funds responsibly and opportunistically rather than through a large, dilutive financing.

Third, access to capital matters. The defense technology landscape is evolving rapidly, and we believe attractive acquisition, investment, and partnership opportunities may become available as entrepreneurs seek strategic partners capable of helping them expand internationally. Having the ability to move quickly can be a significant competitive advantage.

Our goal is to position Swarmer not only as a developer of world-class software, but as a broader platform capable of identifying, scaling, and commercializing proven defense technologies for customers worldwide.

We remain focused on disciplined execution, prudent capital allocation, and building long-term value for our shareholders.

Thank you for your continued support.

Erik Prince
Chairman

Swarmer, Inc.

About Swarmer

Swarmer™ is a defense technology company that specializes in vendor-agnostic software which allows one operator to intuitively control hundreds of autonomous platforms in real time. Swarmer’s primary mission areas include autonomous swarm coordination, integration of multi-domain unmanned systems and AI-powered autonomy software for distributed operations. Swarmer is not a drone manufacturer and does not depend on any single platform, supplier or hardware lifecycle. Instead, Swarmer operates at the intelligence layer, developing autonomy, coordination and decision-making software that enables large numbers of low-cost unmanned systems to operate collectively as one coherent, resilient force. Swarmer’s technology has been rigorously validated in real-world kinetic environments and was first deployed in combat operations in Ukraine in April 2024. Since then, it has completed more than 100,000 combat missions, generating terabytes of proprietary data that informs its machine-learning models and enables the replication of advanced pilot performance at scale. Swarmer’s routine use in combat missions generates continuous streams of telemetry, sensor data and operational feedback which are then used to refine performance, increase resilience and accelerate learning. Swarmer has headquarters in Austin, Texas, and maintains operations and teams in Ukraine, Poland and Estonia.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements about Swarmer’s strategy, market opportunity, customer engagement, product development, technology integrations, expansion into new markets, future revenue opportunities, expected customer mix, potential deployments, and the anticipated benefits of the Company’s relationships, memoranda of understanding, partnerships, and other commercial initiatives. Forward-looking statements are based on current expectations, estimates, forecasts, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks and uncertainties include, among others: the Company’s limited operating history as a public company; its history of losses and limited current revenue; customer concentration and the timing, non-renewal, or loss of customer engagements; the Company’s ability to convert pilot programs, memoranda of understanding, and development-stage relationships into binding commercial contracts or revenue; defense procurement cycles and government budget priorities; geopolitical conditions affecting operations, customers, suppliers, and deployments in Ukraine and other regions; export control, sanctions, defense trade, procurement, and other regulatory requirements; competition in the defense technology and autonomous systems markets; the Company’s ability to develop, validate, scale, and integrate its software across third-party unmanned platforms; risks associated with artificial intelligence, machine learning, data availability, data quality, cybersecurity, and operational performance in real-world environments; reliance on key personnel and technical talent; the Company's ability to identify, evaluate, complete, and successfully integrate acquisitions, investments, or strategic transactions on favorable terms or at all; the risk that anticipated benefits of any such transactions may not be realized or may take longer to realize than expected; potential dilution to existing stockholders resulting from future issuances of common stock, including pursuant to the Company’s equity facility; the Company’s ability to deploy capital raised through any equity facility on attractive terms or in a timely manner; risks associated with international expansion, including compliance with the International Traffic in Arms Regulations, the Export Administration Regulations, and foreign regulatory and licensing requirements applicable to defense and dual-use technologies; the potential for changes in geopolitical conditions, including the resolution or de-escalation of the conflict in Ukraine, to materially reduce demand for the Company’s products, services, or those of its partners and acquisition targets; the Company’s ability to help portfolio companies or partners successfully scale, commercialize, or enter new markets; supply chain and manufacturing constraints affecting the Company’s customers or partners; and the other risks described in the section titled “Risk Factors” and elsewhere in the Registration Statement and accompanying preliminary prospectus and in the Company’s filings with the SEC. Forward-looking statements speak only as of the date of this release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law. Please refer to the section of the Registration Statement titled “Special Note Regarding Forward-Looking Statements” for more information.